United States securities and exchange commission logo





                 May 31, 2023

       Vu Truong
       Chief Executive Officer
       Aridis Pharmaceuticals, Inc.
       983 University Avenue, Bldg. B
       Los Gatos, California 95032

                                                        Re: Aridis
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on May 22,
2023
                                                            File No. 333-272128

       Dear Vu Truong:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder, and the requirements of the form. More specifically, your registration statement does not include financial information for the quarterly period ended March 31, 2023, and you are not eligible to incorporate by reference because your Form 10-Q for quarterly period ended March 31, 2023, has not been filed.

              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

              Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any questions.





                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Jeff Fessler